
Apéritif
ABSTINENCE

INVEST IN **ABSTINENCE SPIRITS USA**

Botanical inspired nonalcoholic spirits, bringing sophistication & flavor to every drinking occasion

abstinencespirits.com Oakland, CA

Highlights

1. $550K revenue run rate in 2024, our second year of operations, with 103% growth in DTC
2. 50,000 bottles shipped to date, and growing
3. Updated to all-natural preservatives, perfectly positioning product for natural grocery channel
4. Two products awarded Gold and Double Gold at the prestigious San Francisco World Spirits Competition
5. Our Blood Orange Aperitif was named a must-try aperitif in both alc and non-alc categories by SFWSC
6. Team with CPG and retail expertise from SAB Miller, e.l.f. Cosmetics, and Walmart

Featured Investor



Dayna Shi
Syndicate Lead

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Invested $20,000

Experienced Finance leader specializing in scaling companies from pre-revenue to public

"I've known the founding team of Abstinence Spirits USA for almost 10 years, and I can tell you—they know how to execute. I've seen them put their heart and expertise into projects before, and this one is no different. That's why I'm excited to be an early investor and invite others to join in too. The non-alcoholic spirits market is taking off as more people look for healthier drink options that don't compromise on flavor or experience. Abstinence Spirits has created something really special with its unique, botanical flavors that are a true 1:1 replacement for alcohol. It's extensive product range feels premium, crafted with care, and stands out from the typical options on the shelf. Plus, today's consumers want more sustainable and mindful choices, and this brand checks those boxes. With a focus on quality ingredients with no chemical preservatives, it's the kind of product that aligns perfectly with what people are looking for right now. I'm investing because I believe in the team, the product, and the market opportunity. This is your chance to get in early on a growing trend with a brand that has the potential to make a big impact. If you're excited about where the beverage industry is headed and want to be part of something new and innovative, I'd encourage you to join me in supporting Abstinence Spirits USA."

Our Team



Ranwei Chiang CEO & Chairperson of Board

Supply Chain and Operations leader in high-growth CPG companies focused on digital and retail expansion in the US and abroad.



Delta Croudace VP Revenue & Operations

Category and product leader at Walmart.com and Extend, a venture-backed startup that enabled protection products for more than 600 leading brands.



Gary Leibowitz Strategic Growth Advisor

25 years experience in the Bev Alc and broader food & beverage sectors. Senior Advisor to McKinsey & Company's consumer practice. Chief Strategy and Transformation Officer at Unilever. Previously SVP Business Performance Insights at SABMiller/MillerCoors.

Non-alcoholic Spirits you'll Love


ABSTINENCE
PREMIUM DISTILLED NON-ALCOHOLIC SPIRITS
Apéritif
ABSTINENCE

We love being the brand that give you all the flavor and sophistication without lots of sugar and artificial flavors, colors, or preservatives. Our distinct botanical inspired flavors will delight your taste buds and are easy to swap in when you're avoiding alcohol.


Social occasions revolve around food and drink.
People who want to drink less feel excluded due to lack of sophisticated, non-alcoholic, adult beverage options
ABSTINENCE
CAPE CITRUS
Abstinence Spirits provides easy to use spirit alternatives inspired by bold botanical flavors for great tasting NA cocktails

We have a distilled botanical spirit for every drinking occasion. Designed as a 1:1 replacement for the alcohol in your cocktails.


NEW
Botanical inspired flavors aligned to major spirit categories
All natural product with no chemical preservatives

Bright, bold, and beautiful Cape Citrus and Cape Floral (gin alternative). Richer, darker Cape Malt (whiskey alternative) and Cape Spice (rum alternative). Bittersweet Blood Orange and Lemon Aperitifs make up our range.


$150
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Revenue ($,000)
Q4 '22
Q1 '23
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Q4 '23
Q1 '24
Q2 '24
Q3 '24
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2 years of consistent growth as consumers, retailers, bars and restaurants embrace our botanical spirits

Customers rave about our sophisticated, great tasting spirits!

"Really nice to sip on! Just got this a few days ago and already ½ way through. It's that good."

James Joyco, Amazon Customer, Mar '23

shopify

Nicole Flint, Michigan. Reviewed on www.abstinencespirits.com, Aug '23

"Beyond my expectations! This is my first time buying N/A spirits. I did a decent amount of research and am glad I did. Cape Floral is more than I hopes for! The aroma is as beautiful as the label and the flavor is amazing! Complex and delicious. I'm pleased that while it is floral, it is not sweet but peppery!"

"I love Abstinence Spirits from South Africa, especially their non-alcoholic aperitifs made from bittersweet lemon, aloe, and aromatic Buchu. It's a lovely replacement for limoncello or white vermouth, making a perfect summer spritz."

Forbes

Cara Patricia, co-founder of bar and bottle shop DECANTsf (Forbes, Apr '23)

calliegullickson and justalexbennett, Instagram influencers with 517K total followers. Unsolicited post.

CG: "Oh, exceptional. I wanted to know if you could compare this to a regular aperol spritz, better or worse?"

JB: "I don't think it is as sweet."

CG "Ironic how close it does taste. This is good. I'd drink this."

And so does the press and industry experts! We have received many awards and accolades.



4 MUST-TRY APERTIFS
2024 SFWSC Gold
Blood Orange Aperitif
sfa
Meal Starters, Global Pantry, and Non-Alcoholic Beverages Are On the Radar at Winter Show
Sober Curious? The 11 Best Non-Alcoholic Spirits to Try
POPULAR SCIENCE
The best non-alcoholic drinks of 2023
Crisp & Crude
Best gin alternative: Abstinence Spirits Cape Citrus
LAUNCH PARTY
edina
ALTER MAGAZINE
The Royal Ruby by Abstinence Spirits
YouTube
green matters
5 Sustainable, Non-Alcoholic Drink Companies for Enjoying Mocktails
The company makes its drinks in small batches with a hydro-distillation process. Abstinence Spirits is a 1% for the Planet member, meaning the drink company donates at least 1 percent of its annual sales to environmental causes.
KARE


ABSTINENCE

Non-Alc Sales Are Growing Fast and Incrementally to Alcohol and Other Beverage Sales

$740M Low/no alcohol market size

5 Yrs Category will double

NIQ August 2024 NA Sector Overview

Brand Positioning

Our focus on high quality, craft, distilled products stand out against the competition; delivering great taste, and low/no sugar options for all occasions. Now with clean, natural preservatives!

	ABSTINENCE	SEEDLIP	RITUAL ZERO PROOF	LYRE'S
Craft distilled botanical spirits	Y	Y	N	N
All Natural	Y	N	N	N
Naturally colored, low sugar Aperitifs	Y	N	Y	N
Products for all occasions	Y	N	Y	Y
Cause driven	Y	N	Y	N
Avg. Rating on Amazon	3.9	3.7	3.2	3.4

Raising $124k community based seed capital


Inventory
32.0%
Hire Sales team
52.0%
Marketing
16.0%




Cheers to being part of our story!
www.drinkabstinence.com